United States securities and exchange commission logo





                              March 15, 2024

       Daniel Cerqueira
       Partner, Cravath, Swaine & Moore LLP
       Walt Disney Co
       Worldwide Plaza
       825 Eighth Avenue
       New York, NY 10019

                                                        Re: Walt Disney Co
                                                            Definitive
Additional Soliciting Materials
                                                            Filed March 13,
2024
                                                            File No. 001-38842

       Dear Daniel Cerqueira:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Soliciting Materials

       Slide Presentation, page 3

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Please provide the support described for your disclosure that:

                                                              "Trian   s
whitepaper was widely criticized for lacking substance..."
                                                              "Peltz   s
theses    are nothing new and underscore his lack of understanding of both
                                                            Disney and the
media industry."
                                                              "Peltz   s agenda
is misaligned with other shareholders    long-term interests."
   2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal
reputation or make charges of illegal, improper or immoral conduct
 Daniel Cerqueira
Walt Disney Co
March 15, 2024
Page 2
         without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statements listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

                "Trian   s whitepaper was widely criticized for ... being
partially plagiarized from other
              activist presentations."
                "The 'Trian Trio' will say anything, without regard for facts or truth, to try and get on
              Disney   s Board."


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameDaniel Cerqueira                              Sincerely,
Comapany NameWalt Disney Co
                                                                Division of
Corporation Finance
March 15, 2024 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName